# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GDEV Inc., CIK 0001848739
CUSIP: G6529J209
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 55, Griva Digeni, Limassol, Cyprus (G4), 3101
Date of event which requires filing of this statement: 03/17/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001912258
Persons authorized to receive notices and communications: Andrey Fadeev, c/o GDEV Inc., 55, Griva Digeni, Limassol, Cyprus (G4), 3101, 35722580040

## Reporting persons
- Andrey Fadeev (CIK 0001912258): type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); source of funds: bank loan (BK); sole voting power 6,709,391; shared voting power 0; sole dispositive power 6,709,391; shared dispositive power 0; aggregate amount beneficially owned 6,709,391 (37% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: GDEV Inc.
Address of issuer's principal executive offices: 55, Griva Digeni, Limassol, Cyprus (G4), 3101
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the Ordinary Shares, no par value per share (the "Ordinary Shares"), of GDEV Inc., a British Virgin Islands business company (the "Issuer"), whose principal executive office is located at 55, Griva Digeni, 3101, Limassol, Cyprus.

## Item 2. Identity and Background
Name of person filing: The Schedule 13D is filed by Andrey Fadeev (the "Reporting Person").
Residence or business address: The Reporting Person's address is c/o GDEV Inc., 55, Griva Digeni, 3101, Limassol, Cyprus.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and Chairperson of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Malta and Russia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired 3,979,007 Ordinary Shares in connection with the business combination resulting in the listing of the Issuer on Nasdaq. The Ordinary Shares were issued to the Reporting Person as part of such business combination in exchange for the Reporting Person's shareholding in the operating company of the Issuer's group upon closing of the business combination, Nexters Global Ltd., which the Reporting Person received for contributions made by the Reporting Person in connection with the organization and establishment of Nexters Global Inc.

On March 17, 2026 (the "Closing Date"), the Reporting Person acquired an additional 2,730,384 Ordinary Shares (the "Purchase Shares") in connection with the SPA (as defined below) for an aggregate purchase price of $34,125,000. Pursuant to the terms of the SPA, the purchase price will be paid in three installments as follows: (1) $20,000,000 on the Closing Date, (2) $10,000,000 on the first anniversary of the Closing Date and (3) $4,125,000 on the second anniversary of the Closing Date. The Reporting Person used a bank loan for the first installment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Share Purchase Agreement

On March 11, 2026, the Reporting Person entered into a Share Repurchase Agreement (the "SPA") with Boris Gertsovskiy (the "Seller"), pursuant to which the Reporting Person acquired an additional 2,730,384 Ordinary Shares for an aggregate purchase price of $34,125,000, which is payable according to the schedule described in Item 3, above. In addition, the Seller irrevocably transferred, assigned, and conveyed his Board Appointment Right, as defined in the SPA. As a result, the Reporting Person's and Seller's shared right to appoint two directors to the Issuer's Board, in accordance with the Issuer's Articles of Association, has in effect become a sole right of the Reporting Person.

Pursuant to the SPA, as long as any portion of the purchase price remains outstanding, the Reporting Person cannot, without the prior written consent of the Seller, directly or indirectly: (i) sell, transfer, assign, convey or otherwise dispose of any of the number of Purchase Shares corresponding to the unpaid amount of the purchase price (the "Encumbered Shares") or any interest therein; (ii) create, grant, assume or permit to exist any lien, pledge, charge, security interest, encumbrance or other third-party right of any kind over or in respect of any of the Encumbered Shares; or (iii) enter into any agreement, arrangement or understanding to do any of the foregoing. Notwithstanding the foregoing, the Reporting Person may sell, transfer or otherwise dispose of all (but not less than all) of the Purchase Shares to a bona fide third party purchaser, provided that the outstanding amount of the purchase price shall be paid in full to Seller simultaneously with, and as a condition to, the closing of such sale, from the proceeds thereof.

The foregoing description of the SPA is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the listing of the Issuer on Nasdaq and in connection with the SPA, and he intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer or, subject to the SPA, retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Person may also enter into financial instruments or other agreements with institutional or other counterparties that would increase or decrease the Reporting Person's economic exposure with respect to his investment in the Issuer, which instruments or agreements may or may not affect the Reporting Person's beneficial ownership in securities of the Issuer. In addition, the Reporting Person, in his capacity as Chief Executive Officer and Chairperson of the Board of Directors of the Issuer, may engage in discussions with management, the Board, other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; security offerings and/or share repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

The Reporting Person is the record holder of 6,709,391 Ordinary Shares. The ownership percentage set forth herein is based on 18,150,489 Ordinary Shares outstanding as of December 31, 2025, based on information provided by GDEV Inc.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Items 3 and 4 above, during the past 60 days, the Reporting Person has not effected any transactions in the Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the SPA and is incorporated herein by reference. A copy of the SPA is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Share Purchase Agreement, dated March 11, 2026, by and between Boris Gertsovskiy and Andrey Fadeev.

## Signatures
- Andrey Fadeev: /s/ Andrey Fadeev, Andrey Fadeev (03/17/2026)